MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

May 8, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on May 8, 2007 through the facilities of CCN Matthews via Canadian Timely Disclosure network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 8th day of May, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

2005 venture 50 TSX venture exchange

PRESS RELEASE

May 8, 2007

Messina Minerals ("MMI") Discovers New Massive Sulphide Zone at TouchDown

SUMMARY

Messina Minerals Inc. has made a new discovery of massive sulphide mineralization in the first drill hole completed at the TouchDown target on the Tulks South Property located in central Newfoundland. TD07-01 intersected a 33.2 meter interval including 24.35 meters of massive pyritic sulphide. The discovery is 2,500 meters northeast of and along strike from Messina's Boomerang, Hurricane, and Domino copper-lead-zinc-gold-silver massive sulphide discoveries and within geologically very similar host rocks.

TouchDown Target Description and Results

The TouchDown target is comprised of a gravity (density) anomaly extending from 5900E to 6800E (900 meter anomaly). The current western limit of the gravity survey is 5900E, so the anomaly continues beyond the surveyed extent. The gravity anomaly is coincident with a 700 meter long strong HLEM electrical conductor between 6100E and 6800E; the western limit of the HLEM survey is 6100E so the HLEM anomaly also remains open in this direction.

A "TouchDown Gravity Anomaly Map" is available on Messina's website.

One drill hole has tested the TouchDown target on L6600E. TD07-01 intersected a 33.2 meter interval from 35.8 meters to 69.0 meters including 24.35 meters of massive sulphides interlayered with black chert, chloritic sediments, and greywacke containing massive sulphide clasts at approximately 50 meters below surface. Pyritic massive sulphide intervals continue to occur downhole to 99.0 meters. TD07-01 was drilled at –45 degrees dip at 143 degrees bearing to a length of 129.5 meters. There is some folding evident in the core, consequently the true thickness of the mineralization cannot be estimated without additional drilling.

Assays for samples from the interval 35.8 meters to 69.0 meters indicate the 33.2 meter interval is geochemically anomalous with 200 ppm copper, 700 ppm zinc, 1.4 g/t silver, and 36 ppb gold.

Comparison to Boomerang GA04-10

The first hole Messina drilled at Boomerang, GA04-10, intersected 19.8 meters (from 225.8m to 245.6m) called 'debris flow' in 2004 comprised of pyritic massive sulphide interlayered with black chert, chloritic sediments and greywacke containing massive sulphide clasts (NR's December 8th and 10th, 2004). The GA04-10 19.8 meter sulphide interval contained geochemically anomalous values of 0.1% copper, 0.4% lead, 0.7% zinc, 18.3 g/t silver, and 0.4 g/t gold. Boomerang discovery hole GA04-11 was drilled 100 meters along strike from GA04-10 and intersected 13.9 meters of base metal rich massive sulphides. The massive sulphides and associated rock types in GA04-10 are closely similar to those identified in TD07-01.

Further TouchDown Work

Drilling at TouchDown is expected to resume in June following completion of drilling necessary for the Boomerang resource estimate. Additional gravity and HLEM surveying between Hurricane/Domino and TouchDown is expected to begin in June subject to availability of contractors.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing.

About Messina

Messina is drilling zinc-lead-copper-silver-gold enriched massive sulphides adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich massive sulphide deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Gerry Squires, P.Geo., Chief Geologist of Messina Minerals Inc. is the Qualified Person responsible for exploration at Boomerang and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President


GRAVITY ANOMALY MAP - TOUCHDOWN (TD) AREA
Gravity high - topographic effect?
TD07-01
900m Gravity Anomaly
Open to SW
Limit of
Survey
5900E
0 250 500
meters
7900
7700
7500
7300
7100
6900
6800
6700
6600
6500
5900
8100
7900
7700
7500
7300
7100
6900
6800
6700
6600

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI
Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

PRESS RELEASE

May 8, 2007

Messina Minerals ("MMI") Discovers New Massive Sulphide Zone at TouchDown

SUMMARY

Messina Minerals Inc. has made a new discovery of massive sulphide mineralization in the first drill hole completed at the TouchDown target on the Tulks South Property located in central Newfoundland. TD07-01 intersected a 33.2 meter interval including 24.35 meters of massive pyritic sulphide. The discovery is 2,500 meters northeast of and along strike from Messina's Boomerang, Hurricane, and Domino copper-lead-zinc-gold-silver massive sulphide discoveries and within geologically very similar host rocks.

TouchDown Target Description and Results

The TouchDown target is comprised of a gravity (density) anomaly extending from 5900E to 6800E (900 meter anomaly). The current western limit of the gravity survey is 5900E, so the anomaly continues beyond the surveyed extent. The gravity anomaly is coincident with a 700 meter long strong HLEM electrical conductor between 6100E and 6800E; the western limit of the HLEM survey is 6100E so the HLEM anomaly also remains open in this direction.

A "TouchDown Gravity Anomaly Map" is available on Messina's website.

One drill hole has tested the TouchDown target on L6600E. TD07-01 intersected a 33.2 meter interval from 35.8 meters to 69.0 meters including 24.35 meters of massive sulphides interlayered with black chert, chloritic sediments, and greywacke containing massive sulphide clasts at approximately 50 meters below surface. Pyritic massive sulphide intervals continue to occur downhole to 99.0 meters. TD07-01 was drilled at –45 degrees dip at 143 degrees bearing to a length of 129.5 meters. There is some folding evident in the core, consequently the true thickness of the mineralization cannot be estimated without additional drilling.

Assays for samples from the interval 35.8 meters to 69.0 meters indicate the 33.2 meter interval is geochemically anomalous with 200 ppm copper, 700 ppm zinc, 1.4 g/t silver, and 36 ppb gold.

Comparison to Boomerang GA04-10

The first hole Messina drilled at Boomerang, GA04-10, intersected 19.8 meters (from 225.8m to 245.6m) called 'debris flow' in 2004 comprised of pyritic massive sulphide interlayered with black chert, chloritic sediments and greywacke containing massive sulphide clasts (NR's December 8th and 10th, 2004). The GA04-10 19.8 meter sulphide interval contained geochemically anomalous values of 0.1% copper, 0.4% lead, 0.7% zinc, 18.3 g/t silver, and 0.4 g/t gold. Boomerang discovery hole GA04-11 was drilled 100 meters along strike from GA04-10 and intersected 13.9 meters of base metal rich massive


GRAVITY ANOMALY MAP - TOUCHDOWN (TD) AREA
Gravity high - topographic effect?
TD07-01
900m Gravity Anomaly Open to SW
Limit of Survey 5900E
0 250 500
meters

END